EXHIBIT 2.1

AGREEMENT

An Agreement made the 30th day of January 2009 by and among InMedica Development Corporation, a Utah corporation (“InMedica”), MicroCor, Inc., a Utah corporation (“MicroCor”), Law Investments CR, S.A., a Costa Rica corporation (“Law Investments”) and SNG Consulting, LLC, an Arizona LLC (“SNG”).

RECITALS

WHEREAS InMedica is the majority shareholder of MicroCor, holding 57% of the issued and outstanding stock of MicroCor; and

WHEREAS MicroCor is the principal asset of InMedica and MicroCor owns a certain technology known as the “Hematocrit Technology” which InMedica has caused to be developed for the purpose of non-invasive measurement of human hematocrit; and

WHEREAS InMedica, Law Investments and SNG have an agreement in principle whereby InMedica has granted to Law Investments and SNG options to acquire a majority of the issued and outstanding stock of InMedica; and

WHEREAS MicroCor and InMedica desire to provide for disposition of the proceeds of any sale or any commercialization of the Hematocrit Technology so as to benefit the existing shareholders of InMedica and Law Investments and SNG are willing to enter into an agreement whereby the existing shareholders of InMedica would obtain the benefit of any sale or commercialization of the Hematocrit Technology; and

WHEREAS the parties desire to implement certain provisions for the governance of MicroCor, so as to benefit the existing shareholders of InMedica in the event that Law Investments and SNG become the control persons and majority shareholders of InMedica and the Hematocrit Technology is thereafter commercialized or sold;

THEREFORE, in consideration of the mutual promises contained herein and other good and valuable consideration, the parties agree as follows:

AGREEMENT

1.   Management of MicroCor.  InMedica, Law Investments and SNG respectively agree that they will vote and cause their affiliates to vote InMedica’s ownership in MicroCor to elect or re-elect Larry E. Clark, Ralph Henson and Richard Bruggeman, and any successor nominated by them or the survivor(s) of them to serve as members of the board of directors of MicroCor for a period of time not to exceed the first to occur of the following events: (1) the spin off, merger, liquidation or dissolution of MicroCor; (2) a resolution of the Board of Directors of MicroCor to abandon further development or research involving the Hematocrit Technology; (3) the sale of the Hematocrit Technology by MicroCor and distribution of the proceeds thereof as provided herein; or (4) a date not to exceed two years from the date of this Agreement. For purposes of this agreement, Law Investments and SNG affiliates include but are not limited to any entity or person granted options by InMedica to acquire stock in InMedica in connection with or related to these transactions. Synergistic Equities Ltd shall not be considered an affiliate.

During the period of management of MicroCor by Clark, Henson and Bruggeman, the MicroCor board shall have all of the powers and discretion of a board of directors as provided by law, including but not limited to the following traditional or additional rights and powers:

a)   to designate a record date on which the existing shareholders of InMedica are determined, pursuant to a current list from the transfer agent. Said current list of existing InMedica shareholders will be issued InMedica Series B Preferred Stock the terms and conditions of which will allow for the participation in any spin off, distribution, liquidation, sale or similar event of MicroCor assets (called the “Spin-off Shareholders”;

b)   to determine the method of distribution of MicroCor shares or assets to the Spin-off Shareholders of InMedica which may be by spin off, distribution, liquidation, sale, preferred stock distribution or other method and to determine the terms and conditions of any such spin off, distribution, liquidation, sale or other method.

c)   the MicroCor Board shall expend any proceeds received from any sales of MicroCor assets to satisfy and settle MicroCor debts (as described in Section 1(d) below) including taxes owed by MicroCor or InMedica, if any, from such sale of any or all of the MicroCor assets, to satisfy amounts owed to MicroCor Management, to satisfy the $150,000 plus interest owed to Clark, Henson and Bruggeman represented by three services promissory notes made by MicroCor, and to pay any and all transaction expenses or otherwise associated with the spin off, distribution, liquidation, sale or other method of distribution of proceeds from any such sale.

d)   to negotiate, reach agreements and settlements with lenders, creditors, interested parties and shareholders of MicroCor, including but not limited to Quest Diagnostics, InMedica, EliTech, Chi Lin Technologies Company, Ltd., Wescor and/or others, to write off, settle, or compromise royalties receivable by InMedica without further consent by the InMedica board as then constituted, to make agreements, and exercise any other power or prerogative, in their sole discretion, they deem advisable for the best interests of MicroCor and the Spin Off Shareholders.

e)   to appoint new members of the board of directors of MicroCor, including their own successors.

f)   to terminate the Joint Venture Agreement among InMedica, MicroCor, Wescor, Inc. and Chi Lin Technologies Company, Ltd, to terminate the royalty obligation and minimum royalty obligations there under and to unilaterally absolve MicroCor of any further obligation to pay accrued or future minimum or other royalties there under to InMedica. However in the event MicroCor successfully disposes of the Hematocrit Technology, regardless of nature, at no time will MicroCor terminate its obligation to make a distribution to the InMedica Class B Preferred Shareholders.

2.   Disposition of Proceeds.  In the event of any sale or commercialization of the Hematocrit Technology, or any spin off, merger, liquidation or dissolution of MicroCor or a sale of all or substantially all of the MicroCor assets or similar event or events, resulting in the disposition of the Hematocrit Technology (the “Transaction”), then InMedica, Law Investments and SNG and their affiliates agree that the proceeds of such Transaction shall be distributed pro rata to the Spin-off Shareholders and the other shareholders of MicroCor, except that Law Investments, SNG and their affiliated owners of InMedica shall not participate in such proceeds or spin off, notwithstanding their then existing ownership of InMedica.

3.   General.

a)   Notices.  Any notice will be deemed effective on the date such notice is placed, first class postage prepaid, in the U.S. mail, correctly addressed to the party to which notice is being given.

b)   Successors and Assigns.  This Agreement shall be binding upon and inure to the benefit of the respective successors and assigns of the parties hereto, except that neither party may assign or transfer its rights hereunder without the prior written consent of the other parties.

c)    Construction.  This Agreement and all documents and instruments associated herewith shall be governed by, and construed and interpreted in accordance with, the laws of the State of Utah and the parties each irrevocably consents to the jurisdiction of any Utah court of competent jurisdiction for the purposes of enforcement of and the seeking of any remedy pursuant to this Agreement.

d)    Provisions Hereof Separable.  Any provision of this Agreement or other documents associated herewith, which may be found to be invalid, shall be deemed separable and shall not invalidate the remainder of the provisions, provided the essential purposes of said documents are not impaired.

e)     Counterparts.  This Agreement may be signed in any number of counterparts, each of which shall be deemed an original, and such counterparts together shall constitute one and the same instrument.

f)      Merger and Amendment.  This Agreement supersedes any previous understandings, agreements, or commitments, whether written or oral, between the parties with respect to the subject matter hereof.  This Agreement may not be amended or modified except in writing, signed by the parties hereto.

g)     Language.  The grammatical number or gender of any language used in this Agreement or in any of the accompanying documents shall include the appropriate singular or plural number and masculine, feminine or neuter gender as the context may appropriately require.

h)     Attorneys Fees.  In any litigation arising under this Agreement, the prevailing party in such litigation shall be entitled to recover his/her/its reasonable attorney’s fees and costs.

i)       Further Assurances. Each party agrees to execute and deliver, or cause to be executed and delivered, all such documents and instruments and shall take, or cause to be taken all such further or other actions as are reasonably necessary or desirable upon the request of any other party to more fully effectuate the purposes and intent of this Agreement.

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed and delivered as of the date and year first above written.

INMEDICA DEVELOPMENT CORPORATION

/s/ Larry E. Clark

Larry E. Clark, Chairman

MICROCOR, INC.

/s/ Ralph Hanson

Ralph Hanson, President

Law Investments CR, S.A., a Costa Rica Corporation

By:	/s/ Ronald Conquest

Ronald Conquest, President

SNG Consulting, LLC, an Arizona LLC

By:	/s/ Ashley Conquest

Ashley Conquest, Managing Member